UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑   Form 20-F          ☐   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐   Yes          ☑   No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 CORPORATE RELEASE OF THE COMPANY DATED AUGUST 24, 2007

Other Events
Resignation of certain directors
     The following directors of STATS ChipPAC Ltd. (the “Company”) resigned as members of the Board with effect from August 24, 2007:
(1)	Mr. Lim Ming Seong;
(2)	Mr. Steven H. Hamblin;
(3)	Mr. Richard J. Agnich;
(4)	Dr. Park Chong Sup; and
(5)	Dr. Robert W. Conn.
On August 24, 2007, the Company issued a corporate release announcing the resignation of these five directors. The Company’s corporate release with the announcement is attached hereto as Exhibit 99.1.
Audit Committee
     Messrs. Hamblin and Agnich were members of the Company’s Audit Committee. They ceased to be members of the Audit Committee following their resignations as directors of the Company with effect from August 24, 2007. Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui were appointed members of the Audit Committee with effect from August 24, 2007. Accordingly, the Audit Committee now comprises Mr. Douglas R. Norby (Chairman), Mr. Teng and Mr. Yasui.
Executive Resource and Compensation Committee
     With effect from August 24, 2007, Mr. Teng ceased to be a member of the Executive Resource and Compensation Committee and Mr. Norby was appointed a member of the Executive Resource and Compensation Committee. Accordingly, the Executive Resource and Compensation Committee now comprises Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Norby.
Nominating and Corporate Governance Committee
     Mr. Agnich was a member of the Nominating and Corporate Governance Committee. He ceased to be a member of the Nominating and Corporate Governance Committee following his resignation as a director of the Company with effect from August 24, 2007. Mr. Teng was appointed a member of the Nominating and Corporate Governance Committee with effect from August 24, 2007. Accordingly, the Nominating and Corporate Governance Committee now comprises Mr. Wofford (Chairman), Mr. Seah and Mr. Teng.
Executive Committee
     Mr. Hamblin was a member of the Executive Committee. He ceased to be a member of the Executive Committee following his resignation as a director of the Company with effect from August 24, 2007. Mr. Phoon Siew Heng was appointed a member of the Executive Committee with effect from August 24, 2007. Accordingly, the Executive Committee now comprises Mr. Wofford (Chairman), Mr. Teng and Mr. Phoon.
Budget Committee
     Mr. Lim, Dr. Park and Dr. Conn were members of the Company’s Budget Committee. The Budget Committee was dissolved following their resignations as directors of the Company with effect from August 24, 2007.
Exhibit
99.1	Corporate release of the Company dated August 24, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2007

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ Tham Kah Locke
Name:	Tham Kah Locke
Title:	Acting Chief Financial Officer

EXHIBIT INDEX
99.1	Corporate release of the Company dated August 24, 2007.